FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2005

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated December 7, 2005
2.	Press release dated December 14, 2005
3.	Press release dated December 19, 2005
4.	Press release dated December 20, 2005

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	December 30, 2005
ARM HOLDINGS PLC.

By: /s/ Tim Score

Name: Tim Score
Title: Chief Financial Officer

Item 1

07 December 2005

ARM Powered Products Head-up US Holiday Season Wish Lists

67 percent of electronic gifts on US consumers holiday wish lists based on ARM Powered® devices.

WHAT: Market research shows that 67 percent of all electronic gifts on holiday wish lists for U.S. consumers, are based on ARM Powered® devices.

The Shopping in America Holiday 2005 survey found that the iPod Nano is the most-wanted electronic gift for the holiday season, with 35 percent of all respondents putting it at the top of their wish list.

Other ARM Powered products in the Top 10 include the Xbox 360, various GPS navigation systems, PDA mobile phones and the Game Boy Micro.
The Shopping in America Holiday 2005 survey was conducted among 3,780 shoppers in 12 regional shopping centers geographically spread throughout the US.

WHERE: Shopping in America Holiday 2005 consumer survey conducted for The MaceRich Company by August Partners.

WHO: ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM's comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company's broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM and ARM Powered are registered trademarks of ARM Limited. All other brands or product names are the property of their respective holders. "ARM" is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Solutions Pvt. Ltd.; and ARM Physical IP, Inc.

Contact Details
ARM PRESS OFFICE: +44 208 996 4141
Michelle Spencer
ARM
+44 1628 427780
michelle.spencer@arm.com

Niall O'Malley
Text 100
+44 208 996 4143
londonarm@text100.co.uk

Item 2

14 December 2005

ARM Suppororts High Definition Audio Video Network Alliance (HANA)

What: ARM will participate today in the launch of HANA, the High Definition Audio Video Network Alliance, at the NBC Studios in New York. ARM is a contributing member of HANA, along with Freescale Semiconductor and Pulse~LINK.

HANA’s mission is to create a standards-based design guideline for secure High Definition (HD) Audio Video (AV) networks that will help advance commercial deployment of products and services, and enhance the consumer HD entertainment experience. HANA-compliant products will include HDTVs, next-generation DVD players, personal video recorders (PVRs), set top boxes and home theaters.

ARM® technology will be at the heart of these new solutions, enabling security through its TrustZone® technology and high performance through its ARM9(TM) and ARM11(TM) processor families.

Additional information about HANA and its participating companies is available at www.hanaalliance.org.

When: 14 December 2005

11:00 a.m. – 1: 00 p.m.

Where: HANA Alliance Launch Event

NBC Studio 8H, New York, New York, USA

How: Participation in this event is by invitation only. To request further information please contact Text 100 at #naarm@text100.com.

Who: ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM and TrustZone are registered trademarks of ARM Limited. ARM9 and ARM11 are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Physical IP, Inc.

ARM PRESS OFFICE: +44 208 996 4141

Nandita Geerdink Text 100 +1 415 593 8457 #naarm@text100.co.uk	Michelle Spencer ARM +44 1628 427780 michelle.spencer@arm.com

Item 3

19 December 2005

ARM To Offer Extended Range Of ESL Tools In Israel With Phoenix Technologies

CAMBRIDGE, UK - Dec. 19, 2005 –ARM [(LSE: ARM); (Nasdaq: ARMHY)] today announced that it will work with Phoenix Technologies to provide the full range of the ARM® RealView® CREATE family of Electronic System Level (ESL) tools to the Israeli engineering community. This agreement with Phoenix Technologies significantly expands access to ARM development tools in the region, providing local design engineers with a complete environment for developing and validating ARM technology-based systems design.

“Israel is an important market for ARM as there are so many hi-tech companies here, and many of our leading Partners have development centers in this region. This agreement with Phoenix expands the availability of our technology in this rapidly growing market,” said Shlomo Rosenberg, Israel country Manager, ARM. “More and more ARM Partners in the Israeli market are requiring system modeling well in advance of any hardware development so access to fast and true-to-design simulation technology such as that supplied by the RealView CREATE family of ESL tools is critical to the reduction of semiconductor time-to-market.”

Building on the success Phoenix has had in delivering customer solutions with the RealView DEVELOP family of embedded software tools in Israel, this expanded agreement enables Phoenix to offer the entire range of RealView tools solutions including:

RealView SoC Designer - an ideal solution for SoC architecture exploration and embedded software development, which enables the highest simulation performance with full cycle accuracy while enabling extensive debugging of systems and software.

RealView Model Library - delivers a range of models capable of spanning an SoC design process from architectural definition through to Register Transfer Levels (RTL) verification. By enabling the concurrent development of both hardware and software with fast models of ARM and third-party IP, SoC designs can be proven earlier in the design cycle.

“Over the past five years we have established a successful relationship with ARM by growing its RealView tools business in Israel. This expanded agreement offers both of our organizations the opportunity to meet the growing needs of the ESL design market,” said Abraham Gelber, general manager, Phoenix Technologies. “Because of ARM’s expertise in ESL design, coupled with Phoenix’s extensive network in Israel, technical capabilities and relevant infrastructure, design engineers throughout Israel will have access to advanced system simulation technology based on ARM technology-validated models.”

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM and RealView are registered trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Physical IP, Inc.

Contact Details:

ARM PRESS OFFICE: +44 208 846 0797

Nandita Geerdink Text 100 +1 415 593 8457 #naarm@text100.co.uk	Michelle Spencer ARM +44 1628 427780 michelle.spencer@arm.com

Sharon Gelber
Phoenix Technologies Ltd.
+972.9.7644800
Sharon_g@phnx.co.il

Item 4

20 December 2005

Grace Semiconductor Expands Access To 0.18- and 0.13-Micron Processes With Adoption Of ARM Physical IP

SHANGHAI, CHINA AND CAMBRIDGE, UK - Dec. 20, 2005 – Grace Semiconductor Manufacturing Corporation (Grace), a leading foundry in integrated circuit (IC) fabrication, and ARM [(LSE: ARM); (Nasdaq: ARMHY)] today announced their first licensing agreement, which enables ARM to develop a suite of its Artisan® physical IP to support Grace’s 0.18- and 0.13-micron process technologies. This agreement expands Grace’s domestic and global foundry strategy by having access to the thousands of ARM physical IP users worldwide.

“ARM products are the leading physical IP solutions for SoC design,” said Dr. Arthur Kuo, executive vice president of sales and marketing, Grace Semiconductor Manufacturing Company. “Our partnership with ARM will help us expand our global presence and provide customers with silicon-proven, high-quality products, which can help shorten design time, minimize risk and accelerate time-to-market.”

The licensed ARM physical IP products include its Artisan SRAM, ROM and register-file memory generators as well as its SAGE-X™ standard cell library and the general-purpose I/O library that support Grace’s 0.18- and 0.13-micron processes. This IP conforms to the Artisan design standards and includes ARM’s extensive set of views and models in support of industry leading EDA tools. Additionally, the agreement enables ARM to distribute its Grace technology-based physical IP on a worldwide basis under its Access Library Program, to licensed design teams at no charge.

“ARM’s partnership with Grace is an important addition to our continued commitment and support for our Partners in China,” said Jun Tan, president of ARM China Operations. “This agreement expands the proliferation of the ARM and Grace technologies and helps enable our mutual customers’ design to silicon success.”

Availability
Front-end views of the ARM memory generators, SAGE-X standard cell library and general-purpose I/Os for Grace’s 0.18-micron process are immediately available for licensed designers to download via the ARM web site at no charge. Complete views of these products are expected to be available in the first quarter of 2006.

About Grace Semiconductor Manufacturing Corporation
Grace Semiconductor Manufacturing Corporation (Grace) is a pure IC foundry company that specializes in integrated circuit (IC) fabrication. Grace's mission is to become a leading foundry in China by supplying high quality and advanced process technology to domestic and global customers.

Grace is located in Zhangjiang Hi-Tech Park in Pudong, Shanghai, with a total land area of 240,000 square meters. Two fabs based on 12-inch wafer specifications have been constructed. Currently, Fab 1A (8") is in full production. It reaches a monthly capacity of 27,000 8-inch wafers in the second half of 2004. More information about Grace is available at http://www.gsmcthw.com/.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM is a registered trademark of ARM Limited. SAGE-X is a trademark of ARM Limited. Artisan and Artisan Components are registered trademarks of ARM Physical IP, Inc. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Physical IP, Inc.

Contact Details:
ARM PRESS OFFICE: +44 208 846 079

Nandita Geerdink Text 100 +1 415 593 8457 #naarm@text100.co.uk	Michelle Spencer ARM +44 1628 427780 michelle.spencer@arm.com

Grace Spokesperson Mr. Daniel Y. Wang Executive Vice President, CFO & Spokesperson Tel: +86 (21) 5131-8888 Ext. 88668	Ms. Angela Chen Grace Semiconductor Manufacturing Corp. Public Relations Department Tel: +86 (21) 5131-8888 Ext. 80010 Fax: +86 (21) 5080-3447 Email: angelachen@gsmcthw.com